December 6, 2023

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Cindy Polynice

Re: Lexaria Bioscience Corp. (the “Company”)

Registration Statement on Form S-1

File No. 333-275810

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on Friday, December 8, 2023, or as soon thereafter as practicable.

If you have any questions, please call Avital Perlman, Esq. at 212-930-9700.

Very truly yours,

LEXARIA BIOSCIENCE CORP.

By:	/s/ Christopher Bunka
Name:	Christopher Bunka
Title:	Chief Executive Officer